Exhibit 99.2

Major Operating Data of the 2021 Financial Year

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Self-regulatory Guidelines for Listed Companies No.3 - Industry Information Disclosure No.13 - Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the ‘‘Group’’) hereby announces the major operating data for the twelve months ended 31 December 2021 as follows:

I.	Major operating data of the 2021 financial year

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	338.80	338.10	18,584,344
Gasoline	339.64	340.23	24,910,586
Jet Fuel note 1	118.45	99.57	3,684,176
Intermediate petrochemicals
PX note 2	49.63	46.53	2,625,490
Benzene note 1	30.67	29.99	1,841,914
Ethylene Glycol note 2	15.07	4.14	192,735
Ethylene Oxide	33.56	32.78	2,222,021
Ethylene note 2	71.28	—	—
Resins and plastics
PE	49.62	49.63	4,324,291
PP	45.59	42.26	3,660,279
Polyester chips note 1 note 2	31.72	30.24	1,690,993
Synthetic fibres
Acrylics	7.10	7.32	1,161,474
Polyester note 1	2.62	2.73	172,453

Note 1: Sales volume excluded materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	Change in prices of major products and raw materials in the 2021 financial year

Unit: RMB/ton

Product	The average price in the 2021 financial year	The average price in the 2020 financial year	Change
Diesel	5,497	4,035	36.21%
Gasoline	7,322	5,953	22.99%
Jet Fuel	3,700	2,754	34.33%
Ethylene	—	—	—
PX	5,643	3,999	41.09%
Benzene	6,141	3,383	81.52%
Ethylene Glycol	4,651	3,573	30.16%
Ethylene Oxide	6,778	6,121	10.74%
PE	8,713	7,370	18.23%
PP	8,660	7,755	11.68%
Polyester chips	5,593	4,338	28.93%
Acrylics	15,859	10,823	46.53%
Polyester	6,322	5,611	12.68%

Raw material	The average processing cost in the 2021 financial year	The average processing cost in the 2020 financial year	Change
Crude oil	3,232	2,380	35.81%

III.	Miscellaneous

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 25 January 2022

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